

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 23, 2009

Dr. Michael Cowpland
President and Chief Executive Officer
ZIM Corporation
150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7

> **Re:** **Zim Corporation**
> **Form 10-KSB**
> **Filed June 25, 2008**
> **File No. 0-31691**

Dear Dr. Cowpland:

We have completed our review of your Form 10-KSB and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director